Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Dialogic Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-8 (related to the Dialogic, Inc. 2006 Employee Stock Purchase Plan and 2006 Equity Incentive Plan) of Dialogic, Inc. of our report dated March 22, 2013, with respect to the consolidated balance sheets of Dialogic, Inc. and its subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive loss, stockholders’ deficit, and cash flows for the years then ended, which report appears in the December 31, 2012 annual report on Form 10-K of Dialogic, Inc., as amended by Form 10-K/A, filed on July 31, 2013.

/s/ KPMG LLP

Short Hills, New Jersey

August 23, 2013